Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
Christine.Peters@FreseniusMedicalCare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2525
Dominik.Heger@FreseniusMedicalCare.com

www.freseniusmedicalcare.com

Fresenius Medical Care further accelerates organic revenue development and achieves an inflection in earnings growth, delivering 28% operating income growth in the third quarter of 2025

•	Strong organic revenue growth[1] of 10% driven by all operating segments

•	Positive U.S. same market treatment growth of 0.1 % in line with expectations

•	Accelerated operating income[2] growth of 28% at constant currency, leading to a step-change in margin expansion to 11.7%

•	Reported operating income grew by 3%, reported net income[3] by 29%

•	Net leverage ratio further improved to 2.6x, in parallel to share buyback and Value-Based Care investments

•	FY 2025 outlook confirmed

Bad Homburg, Germany (November 4, 2025) – “In Q3 of 2025, we continued the momentum and further accelerated revenue growth. Conversion into operating income2 growth increased as planned for the third consecutive quarter, underlining our continued operational and financial progress. Our Group operating income2 margin of 11.7% extended well into the implied full year 2025 range of 11% to 12%. This demonstrates important progress on our trajectory to deliver our full year 2025 financial outlook”, said Helen Giza, Chief Executive Officer of Fresenius Medical Care AG. “All three operating segments contributed to the Group organic growth of 10%. U.S. same market treatment growth was slightly positive in Q3. Operating income2 in Care Enablement grew strongly by 38%, leading to a margin of 7.6%. In parallel, Care Delivery significantly improved profitability, reaching a strong margin of 14.5%, at the top end of its 2025 target margin band.” Helen Giza added: “We advanced our FME Reignite strategy for value creation with the launch of the first tranche of our initial share buyback program, the ownership increase in our Value-Based Care entity Interwell Health and the continued rollout of the 5008X in the U.S. For 2025, we are well on track to achieve our commitments, while we are excited about what lies ahead with FME Reignite.”

1 At constant currency, adjusted for certain reconciling items including revenue from acquisitions, closed or sold operations and differences in dialysis days

2 Adjusted for special items; growth rate at constant currency (if not stated otherwise); for further details please see the reconciliation attached to the press release

3 Net income attributable to shareholders of Fresenius Medical Care AG

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Key figures Q3 and 9M 2025 (unaudited)

	Q3 2025	Q3 2024	Growth	Growth	9M 2025	9M 2024	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	4,885	4,760	3%	8%	14,558	14,251	2%	5%
Operating income	477	463	3%	8%	1,233	1,133	9%	11%
excl. special items[2]	574	469	22%	28%	1,507	1,307	15%	18%
Net income[3]	275	213	29%	34%	651	471	38%	41%
excl. special items[2]	322	237	36%	41%	836	637	31%	34%
Basic EPS (EUR)	0.94	0.73	30%	35%	2.22	1.61	38%	41%
excl. special items[2]	1.10	0.81	37%	42%	2.85	2.17	31%	34%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

FME Reignite strategy advances

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal disease, continued to advance the FME Reignite strategy. During the third quarter of 2025, the FME25+ transformation program continued its positive momentum, delivering EUR 47 million additional sustainable savings while related one-time costs, treated as special items, amounted to EUR 41 million. In the first nine months, the Company already delivered EUR 174 million of its full year FME25+ target of around EUR 180 million additional annual savings. FME25+ savings are expected to total EUR 1,050 million by year end 2027, while program cost of EUR 1,000 million to 1,050 million are anticipated in the same time frame.

During the third quarter, as part of the portfolio optimization plan, closed divestments included clinic operations in Brazil and Malaysia. Special items associated with portfolio optimization amounted to negative EUR 50 million in the third quarter.

All transactions realized as part of Fresenius Medical Care’s portfolio optimization plan in 2024 and 2025 are estimated to negatively impact full year 2025 Group revenue growth by around one percent. Related costs will be treated as special items in operating income.

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As part of the new capital allocation framework, Fresenius Medical Care announced an initial share buyback of EUR 1.0 billion as a commitment to return excess capital to shareholders. The program commenced in August with a first tranche of up to EUR 600 million. As of September 30, 2025, 3.6 million shares have been repurchased for a total investment amount of EUR 151 million.

Strong organic revenue growth1 across all segments

In the third quarter 2025, Group revenue increased by 3% (+8% at constant currency, +10% organic1) to EUR 4,885 million. Divestitures realized as part of the portfolio optimization plan affected the revenue development by -60 basis points.

Care Delivery revenue decreased by 2% (+4% at constant currency, +6% organic1) to EUR 3,402 million. Divestitures realized as part of the portfolio optimization plan affected the revenue development by -120 basis points.

In Care Delivery U.S., revenue decreased by 1% (+5% at constant currency, +6% organic1) to EUR 2,842 million. Reimbursement rate increases, a favorable payor mix development, the positive impact from phosphate binders and reduced implicit price concessions had a positive impact while exchange rates developed unfavorably. U.S. same market treatment growth slightly advanced to 0.1% year-on-year.

In Care Delivery International, revenue decreased by 5% (-4% at constant currency, +4% organic1) to EUR 560 million. The effects of closed or sold operations, mainly related to portfolio optimization and unfavorable exchange rates, were partially offset by organic growth1. Same market treatment growth amounted to 1.2%.

Value-Based Care revenue grew by 34% (+42% at constant currency, +42% organic1) to EUR 576 million, driven by a significantly higher number of member months mainly due to contract expansion, while exchange rates developed unfavorably.

Care Enablement revenue remained stable compared to prior year (+5% at constant currency, +5% organic1) at EUR 1,361 million. Volume growth and continued positive pricing momentum were offset by unfavorable exchange rate effects.

Within Inter-segment eliminations4, revenue for services provided and products transferred between the operating segments at fair market value came in at negative EUR 454 million.

In the first nine months, Group revenue increased by 2% (+5% at constant currency, +7% organic¹) to EUR 14,558 million. Divestitures realized as part of the portfolio optimization plan impacted the revenue development by -150 basis points. Care Delivery revenue decreased by 2% (0% at constant currency, +4% organic1) to EUR 10,229 million, with Care Delivery U.S. flat year-on-year (+3% at constant currency, +4% organic1) at EUR 8,550 million and Care Delivery International decreasing by 11% (-11% at constant currency, +5% organic1) to EUR 1,679 million. Divestitures realized as part of the portfolio optimization plan affected the revenue development of Care Delivery by -240 basis points and the revenue development of Care Delivery International by -1,350 basis points. U.S. same market treatment growth came in at 0.1% while international same market treatment growth amounted to 2.0%. Value-Based Care revenue increased by 27% (+31% at constant currency, +31% organic1) to EUR 1,611 million. Care Enablement revenue increased by 1% (+4% at constant currency, +4% organic1) to EUR 4,075 million. Inter-segment eliminations decreased to a deduction of EUR 1,357 million.

[4]	The Company transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. Services provided by the Care Delivery segment for patients managed under the Value-Based Care segment are also provided at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

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Accelerated earnings growth and double-digit operating income margin

In the third quarter 2025, Group operating income increased by 3% (+8% at constant currency) to EUR 477 million, resulting in a margin of 9.8% (Q3 2024: 9.7%). Operating income excluding special items significantly increased by 22% (+28% at constant currency) to EUR 574 million, resulting in a margin2 of 11.7% (Q3 2024: 9.9%). Divestitures realized during the third quarter were neutral on operating income margin development.

Operating income in Care Delivery decreased by 8% (-1% at constant currency) to EUR 419 million, resulting in a margin of 12.3% (Q3 2024: 13.1%). Operating income excluding special items grew by 7% (+14% at constant currency) at EUR 493 million, resulting in a margin2 of 14.5% (Q3 2024: 13.2%). Compared to previous year, operating income development was driven by the positive impact from phosphate binders, positive rate and payor mix effects and savings from the FME25+ program. The development was negatively impacted by the absence of income attributable to a consent agreement on certain pharmaceuticals compared to the prior year, higher personnel expenses due to planned merit increases as well as other inflationary cost increases.

Operating income in Value-Based Care amounted to a loss of EUR 22 million, compared to a loss of EUR 37 million in the prior year, resulting in a margin of -3.8% (Q3 2024: -8.5%) and reflecting the quarterly earnings volatility, which is inherent to the business model. Operating income excluding special items amounted to a loss of EUR 21 million, compared to a loss of EUR 37 million in the prior year, resulting in a margin2 of -3.7% (Q3 2024: -8.5%). The improvement compared to the previous year’s quarter was driven by a favorable savings rate, partially offset by delayed CKCC reporting from CMS.

Operating income in Care Enablement increased by 43% (+44% at constant currency) to EUR 87 million, resulting in a margin of 6.4% (Q3 2024: 4.5%). Operating income excluding special items increased by 36% (+38% at constant currency) to EUR 103 million, resulting in a margin2 of 7.6% (Q3 2024: 5.6%). The improvement compared to the previous year’s quarter was mainly driven by higher volumes as well as positive pricing developments and savings from the FME25+ program. These positive effects were partially offset by higher-than-expected currency transaction effects as well as inflationary cost increases, which developed in line with expectations.

Operating income for Corporate amounted to a loss of EUR 4 million (Q3 2024: loss of EUR 13 million). Humacyte remeasurements, treated as special items in the Corporate line, amounted to EUR -5 million and virtual power purchase agreements amounted EUR -2 million. Operating income excluding special items amounted to EUR 3 million (Q3 2024: loss of EUR 23 million).

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In the first nine months, Group operating income increased by 9% (+11% at constant currency) to EUR 1,233 million, resulting in a margin of 8.5% (9M 2024: 8.0%). Operating income excluding special items increased by 15% (+18% at constant currency) to EUR 1,507 million, resulting in a margin2 of 10.3% (9M 2024: 9.2%). Divestitures realized during the first nine months of the year were neutral on operating income margin development. In Care Delivery, operating income increased by 13% (+17% at constant currency) to EUR 1,086 million, resulting in a margin of 10.6% (9M 2024: 9.2%). Operating income excluding special items increased by 5% (+9% at constant currency) to EUR 1,226 million, resulting in a margin2 of 12.0% (9M 2024: 11.2%). In Value-Based Care operating income amounted to a loss of EUR 28 million compared to a loss of EUR 21 million in the prior year, resulting in a margin of -1.7% (9M 2024: -1.7%). Operating income excluding special items amounted to a loss of EUR 26 million compared to a loss of EUR 21 million in the prior year, resulting in a margin2 of -1.6% (9M 2024: -1.7%). In Care Enablement, operating income increased by 38% (+38% at constant currency) to EUR 270 million, resulting in a margin of 6.6% (9M 2024: 4.9%). Operating income excluding special items increased by 53% (+54% at constant currency) to EUR 334 million, resulting in a margin2 of 8.2% (9M 2024: 5.4%). Operating income for Corporate amounted to a loss of EUR 78 million (9M 2024: EUR 9 million). Operating income excluding special items amounted to a loss of EUR 9 million (9M 2024: loss of EUR 37 million).

Net income3 significantly increased by 29% (+34% at constant currency) to EUR 275 million in the third quarter 2025. Net income excluding special items increased by 36% (+41% at constant currency) to EUR 322 million.

In the first nine months, net income3 increased by 38% (+41% at constant currency) to EUR 651 million. Net income excluding special items increased by 31% (+34% at constant currency) to EUR 836 million.

Basic earnings per share (EPS) increased by 30% (+35% at constant currency) to EUR 0.94 in the third quarter 2025, based on 292,101,583 shares. Basic EPS excluding special items increased by 37% (+42% at constant currency) to EUR 1.10.

In the first nine months, basic EPS increased by 38% (+41% at constant currency) to EUR 2.22, based on 292,971,355 shares. Basic EPS excluding special items increased by 31% (+34% at constant currency) to EUR 2.85.

Cash flow development and net leverage ratio

In the third quarter 2025, operating cash flow decreased by 25% to EUR 742 million (Q3 2024: EUR 985 million), resulting in a margin of 15.2% (Q3 2024: 20.7%). Operating cash flow declined compared to prior year, which was inflated by around EUR 400 million catch-up following the cyber incident at Change Healthcare, while favorable working capital development contributed positively. In the first nine months, operating cashflow improved by 8% to EUR 1,679 million (9M 2024: EUR 1,554 million), resulting in a margin of 11.5% (9M 2024: 10.9%).

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Free cash flow5 significantly decreased by 33% to EUR 550 million in the third quarter 2025 (Q3 2024: EUR 815 million), resulting in a margin of 11.3% (Q3 2024: 17.1%). In the first nine months, Fresenius Medical Care increased free cash flow by 9% to EUR 1,199 million (9M 2024: EUR 1,102 million), resulting in a margin of 8.2% (9M 2024: 7.7%).

The ownership increase in our Value-Based Care entity Interwell Health by an investment of EUR 312 million was reflected in cash flow from financing activities.

Total net debt and lease liabilities were further reduced to EUR 9,218 million (Q3 2024: EUR 9,831 million). The net leverage ratio (net debt/EBITDA) further improved to 2.6x in Q3 2025 (Q2 2025: 2.7x).

Patients, clinics and employees

As of September 30, 2025, Fresenius Medical Care treated 293,620 patients in 3,628 dialysis clinics worldwide and had 109,916 employees (headcount) globally, compared to 112,445 employees as of June 30, 2025.

Outlook 2025 confirmed

Fresenius Medical Care confirms its outlook for fiscal 2025 and expects revenue growth to be positive to a low-single digit percent rate compared to prior year. The Company expects operating income excluding special items to grow by a high-teens to high-twenties percent rate compared to prior year.

The expected growth rates for 2025 are at constant currency, excluding special items in operating income. The 2024 basis for the revenue outlook is EUR 19,336 million and for the operating income outlook is EUR 1,797 million.

Investor conference call

Fresenius Medical Care will host a conference call for analysts and investors to discuss the results of the third quarter 2025 today, November 4, 2025, at 2:00 p.m. CET / 8:00 a.m. ET. Details are available on the Fresenius Medical Care website in the “Investors” section. A replay and a transcript will be available shortly after the call.

Please refer to our statement of earnings included at the end of this press release and to the attachments as separate PDF files for a complete overview of the results of the third quarter 2025. Our form 6-K disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,628 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 294,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

5 Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

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Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited	Three months ended September 30, 2025	2024	Change	Change at cc
Revenue	**4,885**	**4,760**	**2.6%**	**8.3%**
Costs of revenue	3,643	3,614	0.8%	6.6%
Selling, general and administrative expense	705	756	-6.7%	-1.9%
Research and development expense	38	40	-5.7%	-3.5%
Income from equity method investees	(47)	(41)	13.1%	13.2%
Other operating income	(56)	(191)	-70.7%	-69.6%
Other operating expense	125	119	4.8%	8.1%
Operating income	**477**	**463**	**3.0%**	**7.6%**
Operating income excl. special items[1]	574	469	22.4%	27.6%
Interest expense, net	74	82	-10.0%	-5.6%
Income before taxes	**403**	**381**	**5.8%**	**10.4%**
Income tax expense	75	117	-35.4%	-32.0%
Net income	**328**	**264**	**24.0%**	**29.1%**
Net income attributable to noncontrolling interests	53	51	3.1%	9.1%
Net income[2]	**275**	**213**	**29.0%**	**33.9%**
Net income[2] excl. special items[1]	322	237	36.0%	41.4%
Weighted average number of shares	292,101,583	293,413,449		
Basic earnings per share	**€0.94**	**€0.73**	**29.6%**	**34.5%**
Basic earnings per share excl. special items[1]	€1.10	€0.81	36.6%	42.0%
In percent of revenue				
Operating income margin	**9.8 %**	**9.7%**		
Operating income margin excl. special items[1]	11.7%	9.9%		

[1] For a reconciliation of special items, please refer to the table at the end of the press release.

[2] Attributable to shareholders of FME AG.

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FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited	Nine months ended September 30, 2025	2024	Change	Change at cc
Revenue	**14,558**	**14,251**	**2.2%**	**4.9%**
Costs of revenue	10,917	10,765	1.4%	4.2%
Selling, general and administrative expense	2,248	2,303	-2.4%	-0.1%
Research and development expense	119	133	-10.6%	-9.7%
Income from equity method investees	(140)	(103)	36.0%	36.0%
Other operating income	(397)	(532)	-25.4%	-24.6%
Other operating expense	578	552	4.6%	6.3%
Operating income	**1,233**	**1,133**	**8.8%**	**11.0%**
Operating income excl. special items[1]	1,507	1,307	15.2%	17.6%
Interest expense, net	229	256	-10.3%	-8.5%
Income before taxes	**1,004**	**877**	**14.4%**	**16.6%**
Income tax expense	215	255	-15.9%	-14.1%
Net income	**789**	**622**	**26.7%**	**29.2%**
Net income attributable to noncontrolling interests	138	151	-9.1%	-6.5%
Net income[2]	**651**	**471**	**38.3%**	**40.7%**
Net income[2] excl. special items[1]	836	637	31.3%	33.8%
Weighted average number of shares	292,971,355	293,413,449		
Basic earnings per share	**€2.22**	**€1.61**	**38.5%**	**40.9%**
Basic earnings per share excl. special items[1]	€2.85	€2.17	31.5%	34.0%
In percent of revenue				
Operating income margin	**8.5%**	**8.0%**		
Operating income margin excl. special items[1]	10.3%	9.2%		

[1] For a reconciliation of special items, please refer to the table at the end of the press release.

[2] Attributable to shareholders of FME AG.

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FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook

	Three months ended September 30,		Nine months ended September 30,	
in € million, unaudited	2025	2024	2025	2024
Operating performance excl. special items				
These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items.				
Revenue	**4,885**	**4,760**	**14,558**	**14,251**
Operating income	**477**	**463**	**1,233**	**1,133**
FME25+ Program[1]	41	39	122	107
Legacy Portfolio Optimization[2]	50	(17)	79	141
Legal Form Conversion Costs	0	2	2	5
Humacyte Remeasurements	6	(18)	71	(79)
Sum of special items	97	6	274	174
Operating income excl. special items	574	469	1,507	1,307
Net income[3]	**275**	**213**	**651**	**471**
FME25+ Program[1]	30	28	90	77
Legacy Portfolio Optimization[2]	47	8	76	144
Legal Form Conversion Costs	0	1	1	4
Humacyte Remeasurements	5	(13)	53	(59)
Interwell Health Deferred Tax Reversal[4]	(35)	—	(35)	—
Sum of special items	47	24	185	166
Net income[3] excl. special items	322	237	836	637

[1] The FME25 Program was expanded by two years, the overall savings target increased and renamed to the FME25+ Program.

[2] 2025: mainly related to the completed divestitures in Brazil, the proposed divestiture of select assets of FME AG's wholly owned Spectra Laboratories and the proposed divestiture of renal dialysis clinics in Kazakhstan as well as impairment losses primarily related to right-of-use assets; 2024: mainly related to impairment losses resulting from the measurement of assets held for sale as well as gains and losses from divestitures.

[3] Attributable to shareholders of FME AG.

[4] Derecognition of certain deferred tax liabilities initially established in connection with the 2022 Interwell Health Transaction as a result of the accelerated settlement of Interwell Health put options.

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